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                      January 30, 2024

       James Britton
       Executive Vice President and Chief Financial Officer
       First Foundation Inc.
       200 Crescent Court, Suite 1400
       Dallas, Texas 75201

                                                        Re: First Foundation
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 001-36461

       Dear James Britton:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance